UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

bBooth, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
07331L 108
(CUSIP Number)

copy to: Clark Wilson LLP 900 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	07331L 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rory J. Cutaia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
40,030,248(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
40,030,248(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,030,248 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN
(1)
Of this number, 17,928,606 shares are held directly by Rory J. Cutaia, 3,603,600 shares are held indirectly by Cutaia Media Group Holdings, LLC and 810,092 shares are held indirectly by Jaymie Cutaia, Mr. Cutaia’s spouse.  Jaymie Cutaia also holds options to acquire 150,000 shares of the Issuer.  Rory J. Cutaia exercises investment power over the shares of common stock held by Cutaia Media Group Holdings, LLC and Jaymie Cutaia.  Rory J. Cutaia also holds options to acquire 565,000 shares of the Issuer and a 12% Secured Convertible Note, convertible into 5,352,357 shares of the Issuer (if converted on December 1, 2015) and a 12% Unsecured Convertible Note, convertible into 2,700,000 shares of the Issuer (if converted on December 1, 2015) and a warrant exercisable into 8,920,593 shares of the Issuer.

(2)
Calculated based on the aggregate of 81,262,950 shares, which consists of 63,575,000 shares outstanding as of November 13, 2015, and 715,000 shares that may be acquired on exercise of stock options exercisable within sixty days, 8,920,593 shares that may be acquired on exercise of the warrant exercisable within sixty days, and 8,052,357 shares that may be acquired on conversion of the 12% Secured Convertible Note and the 12% Unsecured Convertible Note convertible within sixty days, pursuant to Rule 13d-3 of the Act.

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value per share of bBooth, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 901 Hancock Avenue, Unit 308, West Hollywood, CA  90069.

Item 2.  Identity and Background

(a)	Name: Rory J. Cutaia (the “Reporting Person”)

(b)	Residence or business address: 901 Hancock Avenue, Unit 308, West Hollywood, CA 90069.

(c)	The Reporting Person is the Chairman, President, Chief Executive Officer, Secretary, Treasurer and director of the Issuer and a citizen of the United States.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

On December 1, 2015, the Issuer executed a 12% Secured Convertible Note (“Secured Note”) payable to the Reporting Person in the amount of $1,248,883. The Note supersedes and replaces all previous notes and current liabilities due to the Reporting Person representing funds the Reporting Person has contributed to the Issuer in 2015. In consideration for the Reporting Person’s agreement to convert the prior notes from current demand notes and extend the maturity date for the new consolidated Note through and including April 1, 2017, and thereby re-characterizing this liability from current to long term, the Issuer granted the Reporting Person the right to convert up to $374,665 of the principal amount of the Note plus accrued interest thereon to shares of the Issuer’s common stock at $0.07 per share, and a warrant representing 50% of the amount of the Note to purchase shares of the Issuer’s common stock at the current price, exercisable into 8,920,593 shares of the Issuer’s common stock at $0.07 per share until November 30, 2018.

Effective December 1, 2015, the Issuer executed a 12% Unsecured Convertible Note (“Unsecured Note”) payable to the Reporting Person in the amount of $189,000 representing salary accrued to the Reporting Person in 2015 but unpaid as of November 30, 2015. This note extends the payment terms of the Reporting Person’s accrued salary from on-demand to a maturity date of April 1, 2017, thereby re-characterizing this liability from current to long term. The Unsecured Note is convertible at the discretion of the Reporting Person, into shares of the Issuer at the price of $0.07 per share.

Item 4.  Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer's business or corporate structure;

•	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 40,030,248 shares (including options to acquire 440,000 shares of the Issuer held by the Reporting Person and options to acquire 150,000 shares of the Issuer held by the Reporting Person’s spouse and 5,352,357 shares of the Issuer issuable upon the conversion of the Secured Note (if the conversion is effected on December 1, 2015), 8,920,593 shares of the Issuer issuable upon the exercise of the warrant, 2,700,000 shares of the Issuer issuable upon the conversion of the Unsecured Note), or approximately 49.3% of outstanding common stock of the Issuer, based on the aggregate of 81,262,950 shares, which consists of 63,575,000 shares outstanding as of November 13, 2015, and 715,000 shares that may be acquired on exercise of stock options exercisable within sixty days, 8,920,593 shares that may be acquired on exercise of the warrant exercisable within sixty days, and 8,052,357 shares that may be acquired on conversion of the Secured Note and the Unsecured Note convertible within sixty days, pursuant to Rule 13d-3 of the Act.

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of 40,030,248 shares of common stock of the Issuer. See also Items 3 and 5(a).

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

10.1	Share Exchange Agreement dated August 11, 2014 with bBooth (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on August 15, 2014).

10.2	12% Secured Convertible Note issued to Rory J. Cutaia (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on December 7, 2015).

10.3	Security Agreement issued to Roryl J. Cutaia in Connection with 12% Secured Convertible Note (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on December 7, 2015).

10.3	12% Unsecured Convertible Note issued to Rory J. Cutatia (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on December 7, 2015).

10.4	Warrant Certificate (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2016	/s/ Rory Cutaia Signature
Rory J. Cutaia

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).